

November 8, 2011

Via E-mail
Kevin P. Clark
Vice President and Chief Financial Officer
c/o Delphi Automotive LLP
5725 Delphi Drive
Troy, MI 48098

> **Re:** **Delphi Automotive PLC**
> **Amendment No. 6 to the Registration Statement on Form S-1**
> **Filed November 7, 2011**
> **File No. 333-174493**

Dear Mr. Clark:

We have reviewed your response to our letter dated November 4, 2011 and have the following additional comments.

Dilution, page 45

1. Please revise your definition of tangible book value per share to disclose that the numerator is calculated using total tangible assets less total liabilities.

Principal and Selling Shareholders, page 161

2. Refer to footnote (8) to the selling shareholders table. We note that the selling shareholders have disclaimed beneficial ownership of ordinary shares "except to the extent of any pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Please revise footnotes (8) to (16), (18) to (29), and (31) to (32) accordingly or tell us why such a disclaimer is appropriate. Refer to Exchange Act Rule 13d-3(a).

3. Please identify the 30 selling shareholders referenced in footnote (33) or tell us why it is appropriate for these selling shareholders to be identified as a group in this manner.

Exhibit 5.1

4. The assumptions in paragraphs 3.1.4, 3.1.6, and 3.1.7 are inappropriate. Please have counsel revise its opinion to remove these assumptions or tell us why the assumptions are appropriate.

5. Refer to paragraph 6.4. Investors are entitled to rely on the legality opinion. Please have counsel remove "solely" from this paragraph.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Michael Kaplan
        Davis Polk & Wardwell LLP